Filed by Hyperion Solutions Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Brio Software, Inc.
Commission File No.: 000-23997

The following is a transcript of a presentation made by Jeff Rodek, Hyperion Solutions Corporation’s Chairman and CEO on July 30, 2003.

Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties concerning Hyperion’s proposed acquisition of Brio Software, Hyperion’s expected financial performance, as well as Hyperion’s strategic and operational plans. Actual events or results may differ materially from those described in this communication due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, or that the closing may be delayed; the reaction of customers of Hyperion and Brio Software to the transaction; Hyperion’s ability to successfully integrate Brio Software’s operations and employees the introduction of new products by competitors or the entry of new competitors into the markets for Hyperion’s and Brio Software’s products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Hyperion’s business and financial results is included in Hyperion’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002 and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. For more information and additional risk factors regarding Brio Software, see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Brio Software’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003 and in other reports filed by Brio Software with the SEC. Neither Hyperion nor Brio Software undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release.

Additional Information About the Proposed Merger and Where to Find It

Hyperion and Brio Software intend to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed acquisition (the “Merger”) of Brio Software by Hyperion, pursuant to the terms of an Agreement and Plan of Merger and Reorganization among Hyperion, T-Bird Acquisition, Inc., a wholly owned subsidiary of Hyperion, and Brio Software, Inc. The proxy statement/prospectus will be mailed to the stockholders of Brio Software. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Hyperion, Brio Software and the proposed Merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Hyperion or Brio Software with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Hyperion by contacting Hyperion Investor Relations, 1344 Crossman Avenue, Sunnyvale, CA, 94089, telephone (408) 220-8769. Investors and security holders may obtain free copies of the documents filed with the SEC by Brio Software by contacting Brio Software Investor Relations, 4980 Great America Parkway, Santa Clara, CA 95054 (408) 496-7400. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Hyperion, Jeff Rodek, Hyperion’s Chairman and Chief Executive Officer, and certain of Hyperion’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Rodek and certain of Hyperion’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus statement when it becomes available.

Brio Software, Craig Brennan, Brio Software’s President and Chief Executive Officer, and certain of Brio Software’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of Brio Software common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Brennan and Brio Software’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus when it becomes available.

PRESENTATION

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

OK, welcome. I want to introduce the other member of the Hyperion team- if he stops talking there- Nick Taber from Investor Relations. So, many of you may have talked with Nick over the phone. He’s with me this week, welcoming you to the Hyperion lunch.

We’re Webcasting this today. We’re trying to make sure that we get the word out in a very clear way to our stakeholders about the performance of the company and the very exciting acquisition we announced last week. I’m Jeff Rodek, Chairman and CEO.

I think I’ve met most of the people here in attendance. By way of background, I started my career in the early days after a short stint with NCR in the Operations Research Department of FedEx.

I’m an old decision support modeling geek, and worked my way up to financial planning, ran financial planning for a while. Moved into operations at Ingram Micro, where I was president. And then I moved into Hyperion as a board member of Arbor.

Stayed on as a board member after the merger, and became Chairman and CEO in October of ‘99. So I’m closing in on four years with the company. I’m very proud of the execution that the new team we’ve built at Hyperion over the last few years has performed – or especially over the last two years [Gap In Audio]      , consistent performance, performance versus expectations. Consistent improvement in the revenue mix. The possibility is way up and the Brio acquisition, which we expect will close in the December quarter is very, very exciting and I’ll talk about that.

So my prepared remarks here are – here’s a safe Harbor statement, especially important with the transaction out there. I’ve got a two pronged presentation, a very quick recap of Hyperion fiscal ‘03. And then we’ll go right into – with a short, very short recap of our strategy.

I want to do that because I want you to see that the Brio acquisition fits right in with our strategy. And then we’ll talk about the financials, the OEM agreements and transaction specifics regarding the definitive agreement to purchase Brio.

So as a starting point, we’re a $500 million enterprise software company in the category called Business Performance Management. It’s a relatively new name, but it’s what we’ve been doing for years.

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It’s a very exciting category of software and we’re having a lot of fun defining it and leading the category. And I think it’s going to be a huge, huge category that unfolds over the next couple years, attracting a lot of spending from other parts of technology and software into our category.

Our average selling price for licenses only has been in the $130,000 range now for a little over a year. And we have over 6,000 customers that are very loyal to Hyperion.

Our vision is breakthrough performance everywhere. That’s what we want to deliver for our customers. And the everywhere should really pop off this screen. Because with Brio, we’re going to take the power of Business Performance Management and much more easily take it from the boardroom to the front line in every corner of the organization.

So being – our beachhead is good finance. Much of what we do is outside of finance, but finance is our beachhead. Brio is well known for ease of use. Our heritage is multi-dimensional, theirs is relational. We’re known for power users, hundreds, maybe thousands of users in a company.

Not uncommon for Brio to have tens of thousands of users in the organizations of – that they are present in. So breakthrough performance everywhere. The everywhere will become much more powerful after close.

Our mission, I referred to it earlier, is to define and lead the Business Performance Management software category to create unprecedented value for our stakeholders.

Defining the category- Business Performance Management solutions enable organizations to translate their strategies into plans, monitor their execution, and provide insight into both their financial and operational performance.

Again, another key for the Brio acquisition. It gives us depth and breath in our customer base, and helps us with the non-financial information. That’s their area of expertise.

So the picture that we use to describe what we do is, the heart of what we’re about, is providing that insight to improve performance. And companies go about that two ways. Every company has a set of core processes that they use to run their business in interactive ways, starting with goal setting and modeling, planning, monitoring, analysis and reporting.

They do not do that in series. They go back and forth. They jump from one to the another. It’s a very dynamic world out there. We have packaged software applications to serve the hexagons that are on this chart.

But much of Business Performance Management is about the tailored or custom solutions in between. For example, product profitability, customer profitability. It’s hard to package those in an application. So that’s where our platform side of our business comes in.

Platform side of the business allows customers themselves, or via partners, to build those solutions which fit between the packaged solutions that we have. And you’ll see in a few moments how Brio helps with that as well.

Around the outside are the transactional systems that every company has, in fact they have a lot of them. Recent studies that we’ve seen by industry analysts – or that we’ve done ourselves – show that most corporations, medium to large, have a dozen or two dozen vendors providing them transactional systems.

In fact, it’s not uncommon for a large corporation to have six, 12 or 24 instances in general ledger systems around the world. When you think of a general ledger system, in each country that they operate they might be different.

So having those transactional systems that process transactions and collect data as one part of the business, then Business Performance Management needs to gather information from all of those disparate systems and ideally deliver a single version of the truth.

Data integrity, whether it’s financial data or whether it’s operational data, it’s critical to have integrity, it’s critical to not only insure compliance, but to move beyond compliance and create a performance accountable organization where your plans are current.

Management owns the plans, not finance. Where everybody’s on the same page and being rewarded for the performance against their individual department, division and corporate goals.

In the first Magic Quadrant that Gartner put out on corporate performance management- we refer to it as Business Performance Management- as does META and IDC. Actually, there are reasons I like that name better, but I’ll hold off on that.

We were rated as the visionary company with the highest ability to execute. You can see on this chart some of the key criteria that they use. We’re by far the leader in the financial applications side of Business Performance Management. And we want to extend that lead.

Now looking back at our last 12 months. Those of you that follow us closely know that we pro-actively moved a lot of our consulting business out to our partners. So that’s a slight percentage. We wanted to be more partner friendly; we wanted to drive our indirect revenue.

Our indirect software revenue that was often under 20% for a while there. We had some upper teens quarters. We wanted to

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drive that closer to 30. And you see we’ve done a good job of that; this past trailing 12 month average is 26%.

And the North American international mix- this changed a little. It’s a little heavier international now then last year. It’s a combination of the strong, or the weak dollar, on one hand. It’s also, frankly, our international businesses have slightly out performed the Americas.

If you look at our fourth quarter revenue, some of you have pointed out since the call that you’d have liked to have seen a little bit more America’s license revenue. So would we. We were pleased to meet the quarter; we beat the estimates in both revenue and EPS.

If there was a little soft spot in there, it was the license revenue in the Americas. We were a couple million dollars difference between what many would have said was a great quarter and a good quarter.

We’re focused on that. We’re not alarmed by it. We did make a press release this morning that announced that the head of the Americas has left and that unit’s reporting directly to our president. We’re in good hands there and we’ll be filling that as soon as we can, but we’re not in any emergency rush to fill that job. We’re in good hands with Godfrey.

So you see what we’ve done in fiscal ’03 that just concluded in June versus ’02. The software license revenue is up. Total revenue is up. Operating margin more then doubled and EPS more than doubled.

So, in what many have called a technology nuclear winter, we’re very pleased with the across-the-board performance. And underneath all that, as you know, we’ve made some major changes. In our software licenses, we’ve moved from a company that was heavily dependent on our stand-alone applications for consolidation and budgeting, called Enterprise and Pillar.

And we’ve now 80/20 the other way in our Suite-based applications. The new products being Hyperion Financial Management and Hyperion Planning. So we’ve made that switch during this period. We’ve also pushed some consulting, $10 million a quarter, out to our partners.

And doing that major transition in the company solidly improved the income statement. And we’ve had a tremendous improvement in the balance sheet, where we now have over $400 million of cash in short-term investments.

We took that convertible preferred debt down – from $100 down to $50 – or in this year-to-year comparison, $81 to $50. DSOs are now down and the last four quarters have been under 65. Very fresh accounts receivable.

I’m very proud of the team and it just shows a good clean company here, running a very strong balance sheet. And the guidance that we put out for the September quarter, I think, pretty much bracketed the numbers that were out there on the street, if you look at total revenues and EPS.

This is Hyperion only, as the acquisition is expected to close in the December quarter, so this is Hyperion alone.

I’m now going to move into the Brio acquisition. We’re Webcasting this, but are there any questions you want to take on the quarter? Or I’ll move into Brio and then we can take questions on everything.

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

I don’t know, he left – we don’t talk about individual circumstances, but he is no longer with the company. And, you know, I will say from an integration standpoint of the Brio acquisition, we are not concerned at all.

We already pulled our Head of Channels, who’s a several year veteran with the company, John Pierson, and put him in charge of the sales integration, both direct and integrate – I’m sorry, direct and indirect. So that integration effort for both companies is being led by John. So that’s- he’s been pulled out of his position- we announced that last week- full time.

We also pulled out of the overall integration lead, Debbie Fleig, who’s our outstanding head of support. She’s got a great team. They’ve been doing a great job. And we’ve pulled her out full time. So, one of the big differences in our company is the spend strength that we have. Some from an integration standpoint, we feel comfortable with the – being able to apply full time executives on it.

Godfrey is a very capable exec., our team knows what they need to do in the September quarter and we’re moving forward.

Unidentified Participant

How long have you [Inaudible]

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

Allen Winder had been with the company one year, and he was the General Manager of the Americas. And he had direct sales, and he had the indirect partnerships. John Pierson had the global channels position, just like an overlay position.

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But he was in charge of the direct sales – the two main areas they have is direct sales and the consulting organization for North America and then local marketing.

Yes.

Unidentified Participant

[Inaudible]

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

OK, so the question is on competition. The number one competitor that we have been seeing, and that frankly, I’ve been saying is our number one competitor for a long time, is Cognos. So that’s who we see most often.

The second would be SAP, both from the business warehouse and their attempts to do performance management type reporting. But we like that compete. We’re, even in the rare case where you have a company that’s an end-to-end, SAP shop. The customers just pulled their hair out trying to do performance management reporting. It’s just very, very difficult.

We view any consolidation in the industry as expected. It’s a very fragmented industry – the software world – and in times like this, consolidation is not a surprise. PeopleSoft-JD Edwards is a consolidation move that I don’t (inaudible) – will keep their focus on integrating that.

I think that works to our advantage, because long term the big competitors – first of all I will say that I have a lot of respect for Ron Zambonini and Cognos. But, have no doubt that we’re out to beat them every single day in every single deal.

So, long term, we would expect the major competition to beat people like PeopleSoft and SAP over (ph) time. And we think the key is to create a clear category, to focus. And customers actually do want a degree of separation between their transactional vendors and Business Performance Management.

So I think, even though they, long-term are the companies to be looking at, I think these consolidation activities that they have shows that they need to shore up their positions in transaction processing, and in some cases, databases.

The Oracle involvement in that is just good sport to watch, I would say. I think it’s just – it’s very good entertainment value. I have no way to predict what’s going to happen there.

The name of the company that Cognos acquired at the beginning of this year was Adaytum. We already competed with Adaytum. They provided planning. Adaytum is a fine private company.

In our June quarter, we had our best Planning quarter ever. So we compete quite well in that area. Plus we offer a truly interoperable suite for Business Performance Management, as opposed to a coalition of products. So we stand up quite well.

Unidentified Participant

[Inaudible] .

Well, the – America is under-performing in general. It’s not just any one thing. I mean we – and it’s all relative speaking. This has been a very tough (ph) time for software companies. And so we’re – our year, to say we’re up 3% as a company year-over-year in software, that’s nothing to be ashamed of.

So, we’re just talking about degrees of execution. We’d like to – our sales per employee matched up against our peers; our sales per sales person are above our peers. So, we’ve been making progress. We’re focused on several things.

We’d like to get the middle of our sales force to be above quota more often. That helps the cost effectiveness of sales. We’ve been working hard to improve the indirect revenue and that’s been moving up, worldwide.

The consulting business is at a nice equilibrium with the sales force now; that’s been improved. So we’ve been making progress.

We’ve continued to be focused on the – generating a wealth of live reference-able customers on our newest applications. Planning is there and it’s having tremendous quarters. Hyperion Financial Management, the new consolidations product, we’ve been saying trails Planning by six to nine to 12 months. It came out six months later. The installs are a little longer, because you’re talking about corporate consolidations and SEC reporting. So they are run in parallel with their existing applications longer. And so the number of reference-able live customers in that product lags where we are with Planning. So as that number increases, that’s going to put that product in the stronger and stronger position.

And the economy certainly is tough.

So all of those factors, just relatively speaking, you know, we would have like to have seen the Americas do more. I wouldn’t read any one thing. There’s no structural change of the sales force.

We’ve been focused more and more on account management and salesmanship skills in addition to the traditional product planning we used to do, and all of those efforts are moving forward. So I think we’re moving forward.

And I would hope, when this job gets replaced, we’ll move forward at an even faster rate. So, no big structural changes for sales.

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Unidentified Participant

[Inaudible]

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

OK, the question as regards to the Morgan Stanley Report. I think my answer will help you understand the question. First of all, I didn’t look at that report in detail. I do usually look at that report, but I haven’t looked at that one recently. I’ve been kind of busy with an acquisition and closing out our year.

But, if it was business process management, that’s a different category. That’s different software than the business we’re in. And I don’t think it’s as exciting an area. So, one of the things I caution you is, if it was business process management, different category.

Second, what we’re saying is the obviously (ph) continued interest, growing interest in Business Performance Management to help companies with compliance and building a performance accountable organization.

Interest in planning is owned by all management, not just by finance, growing that can be frequently updated. This dash boarding is a very hot area that everybody’s interested in. And the ability now for us to do dash boarding on thousands, tens of thousands of seats in an interoperable way with SEC reporting and with planning is a big power.

Our seminar – just as an example – both Web-inars, that we’ve recently done in conjunction with “Business Finance Magazine” and some SI’s and our in-person seminars are hitting record attendance.

So I think we just need to, in this environment that’s difficult, we’ve just got to take interest, close it, make it license revenue and grow the business. It’s still a difficult environment to close. It’s been that way for a couple of years.

I hope it gets better. We’ll know we’re out of it when we look back and we’re consistently growing. But no, I’m not alarmed by Sarbanes Oxley- everything we’re seeing is a very positive tailwind of interest for Business Performance Management.

I just left, I did a CNNfn live panel a little while ago, one year after Sarbanes-Oxley and the CEO of Fanny Mae was on and two other people and this is an area that’s just at – it’s not like Y-2K where everybody’s got to buy software for a moment, get it installed so that the CEO will sign off on a statement.

This is all about moving, reestablishing trust, improving performance. Compliance is a step along that way. But a true performance accountable organization is the goal of every CEO. And should be the expectation of every shareholder.

OK, let’s move into the announcement of the definitive agreement to acquire Brio. We’re very excited about that. We have consistently prioritized the use of our cash in three investment areas. Number one, adjacent applications.

An example of that – with the nice acquisition of a great little company called Alcar that we did back in April. We now sell that product as Hyperion Strategic Finance. Targeted right at CFO’s and business development organizations for M&A (ph) work and some other risk management applications.

We doubled the run rate in the June quarter. We acquired them in April and we doubled the run rate. So it was a – it’s a nice tuck in acquisition. Makes a lot of sense to us and our customers go, “It’s a natural that Hyperion would have that.”

The second priority is our platform – an example of the Brio acquisition. And a distant third is just consolidation for consolidation’s sake.

Strategic rationale. Two years ago when we came up with a more focused strategy that has been articulated better and better, we said that query and reporting was core to what we’re doing.

At the time we said we were going to look at build, buy and partner opportunities to do that. We looked at a lot of candidates. We looked at our own skill set in financial and talent wherewithal. And we looked at what was out there.

And at the time, we thought the best decision was an OEM agreement with Crystal, which we sold into the market place as Hyperion Q & R. Now we’re going to be able to take our platform, inject it with some steroids legally and really take off to help us get really from the boardroom to the front line in every corner of the company. It will strengthen our competitive position as a Business Performance Management company. I want to be clear, we are not buying Brio to become a leader in business intelligence.

We are buying Brio to strengthen our capability to deliver Business Performance Management. Part of that needs to be robust reporting. Part of that needs to be able to do performance management throughout the organization.

But we’re not doing this to try to move up the charts on a BI Magic quadrant. It will expand our addressable market. It’ll expand us throughout the enterprise, something we’ve done off our Essbase XTD platform, but not nearly as fast and effective as we can now.

And the second area is to capture customers earlier in the buying cycle. Many companies that are trying to implement Business Performance Management, often, they start anywhere, and that’s

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the key to our selling philosophy, which is applications-led and platform supported.

But many times what they want is strong query and analysis, or they want really cool KPI dash boarding. That’s an area that if it was all that was in the transaction at the time, that would become a Crystal customer.

We might, via that, get to know the customer a little bit, but now we’ll be able to be in there earlier in that selling cycle, and I think that’s great news for us.

This can help us a bit in IT. Our background, as I said earlier, is multi-dimensional, Brio’s is relational. That’ll help us a lot on the IT side of things. Very complementary products, truly complementary products that fill a gap in our product offering. I’ll show you a graphic in a second.

Industry analysts- the company struggled financially and had a viability issue. But when you talk to industry analysts, you talk to customers, what’s Brio known for? Innovative products, extremely easy to use. They sold most of the product into the installed base, IBM- 30,000 to 40,000 users.

They had trouble getting out of their installed base because of corporate viability. Their product’s cool and now that they’ve come out with Brio 8 and Metrics Builder, those products are winning awards, they just didn’t have the wherewithal to really break out.

They were just too small, and even though they’re pro forma breakeven now, it was too tough. They did very good at supporting, you know, a tremendous number of active users. We will now eliminate that viability issue, even during this September period. I heard from some of their telesales people – we hosted a barbecue on Friday, their headquarters is four minutes from ours, two miles.

And they came over and some of the telesales people came up to me and said, it’s so exciting, our customers are already saying, now you’ve eliminated the one concern our company had. Now we know you’re going to be around. Now we know you have the money to invest in products and we’re very excited about that.

Second, their geographic coverage very similar to ours. Their organizational structure almost a mirror image. So it makes integration much easier. You just fold them in functional units. Our organization structure won’t change at all.

And very similar cultures. I mean, the valley is small, when you’re four minutes apart, I mean, we know each other. In fact, I was joking stet with Edholm, the Chairman of Brio – two of his brothers work at Hyperion.

So this is the company, we know each other, we know our products, we know the people, the cultures are similar, and that helps with integration. So when you look at the product overlap, very little.

Our scorecard application is a robust process embedded app., focused on enabling people to do EVA (ph), balanced scorecard. But frankly what most companies want for sure to start, is they want cool, light dashboards made to the individual or the department.

And they want to pull info from relational data. And that’s what Brio brings in with not only Brio 8 but Metrics Builder. So, filling that piece in analytical applications, filling in query and reporting and their enterprise reporting with their SQR product is great fit.

Very little overlap. We have – we will work out to rationalize and to clean up where there is a little overlap. There’s not much. So from, whether you’re a Hyperion customer, whether you’re a Brio customer, both sides will look at this.

We’re already hearing favorable response from industry analysts, from customers. We had an unsolicited inbound e-mail last week from a $8 billion retail organization into our account executive, saying this is the best news you guys have ever announced.

They are so excited about this combination and the power that we’ll be able to bring to the table on Business Performance Management.

They have thousands and thousands of customers. Everybody’s got to have a logo chart, so here’s their customer logo chart. We have not in the due diligence, because we didn’t think we needed to at that point, but we’re certainly in the process, is we’ve not compared customers.

There are some on here that are not big customers or ours, are not customers at our – or are not big or not at all customers. Quite often though, even where there is a joint customer, they’re in a different part of the company.

They might be in sales, marketing, HR, the supply chain area. We might be in finance. So, again, being able to cross sell, up sell and expand within the joint customers. Attack each others’ customers we’re bringing to the party and then go into new customers is a big opportunity.

And the way they do that is often very different from us. If you look at the operational Business Performance Management solution that they sell, it’s not what you off the top of your head think of in terms of Hyperion, but it’s very related to what we do. And it’s not about transaction processing. It’s about management, human resource reports, the profitability of the supply chain operations, customer satisfaction, pumping grades out to students. So performance management, how you’re running your business better, how you’re getting insight into your financial and operational performance. So, there’s extreme vision lock between

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the companies, but it’s an expanded, broader way to go into the – into the organization.

Effective immediately, Hyperion, at the same time we signed the definitive agreement, we signed the OEM agreement, so we’re immediately going to market with Brio products, all of them – both stand alone and bundled in with our product set.

We’ll phase out the Crystal relationship in a couple of ways. Certainly we’ll offer some migration packages. But we will continue to support the existing Crystal customers through the end of their annual maintenance term.

And certainly [Inaudible] the Brio customers – we’re supporting those customers. We love those products. So, those products have a very exciting future and those customers should not worry at all.

You know, in looking at the product – we talked about the product advancements in Brio 8 and Metrics Builder. The continued strength of SQR (ph) for structured reporting. But, you know, there are some advantages that we really like in the product features set. One or the other. Crystal’s a fine company and we had a good and improving relationship with them.

But when it’s core and you can find a way to have it inside your shop, that’s what you need to do. And in this case, there are some product advantages as well.

So, now moving to the financial side. This is a recap of Hyperion the last three years. Our revenue has stayed roughly flat, although it’s grown this last year. But it’s a very different revenue mix in ’03 than in ’01.

We’ve talked about the change in the add-ins from the stand-alone to the new suite-based. We talked about pushing consulting out of the business. So, we’ve been able to change, some would say we’ve been able to, you know, change the wings in flight and we’ve created a much more profitable company at a 10% margin, which was our medium term target that we announced two years ago.

We wanted to get in the medium term to 10%. Well, we’ve done that. And now we need to work our way to 15%.

When you look at Brio, it’s a company of about 100 million in trailing 12 months revenue – license revenue about 40. Take their last six months and you take some facility restructuring charges out of their March numbers and some layoffs and there is a little bit of non-cash stock compensation charges – all of which will not apply to Hyperion post close.

And you look at them pro forma, they’re a breakeven company in the last six months, generating $7 million in the last year. I think a little over four of that in the last six months. So, cash positive. $27 million of cash in the bank.

So, we’re not putting dates on when we expect it to happen, but just trying to give you a representative view of what we’d like to happen here is you take $100 million of revenue. You try to hold onto that revenue.

We’ve announced $12 to $15 million of conservative operating synergies. You layer that onto our company, we continue to move from 10% to 15%. What we want to do is no later than 700 million, be at 15%. A tremendous earnings leverage on a relatively low share count. We want to keep that share count low and I’ll talk about that with the buyback.

For the transaction specifics, the transaction was valued at 142 million based on the stock price the day – the closing the day before the announcement. Mostly, stock it’s an exchange. Fixed exchange ratio plus $15 million. Approved by both boards.

It’s a very friendly acquisition. Management at Brio is in full support of this. Expected to close in the December quarter. Voting agreements already signed at just under 17% of the shares.

Expect a financial impact. For calendar ’04 [Inaudible] it’s hard to predict at this point December, because we don’t know when it’s going to close and we’re going to have probably a partial Brio. So, if you looked at calendar ’04 – assuming a December close – we’ve said full GAAP accretive in calendar ’04.

The crossover quarter of turning accretive would be the June quarter. And some people look through the non-cash. There’s two non-cash items. There’s the amortization of the intangibles. And then there’s this unusual negative thing that happens to software companies that buy other software companies.

The deferred maintenance that is in their deferred – the maintenance that’s in their deferred revenue we cannot recognize that. It gets marked to market and that’s a cost. It gets reflected non-cash in our income statement in the first few quarters.

So, it’s a negative impact to the new company even though it’s – we’re supporting the products. We’re providing support, but we can’t take full credit for the deferred revenue. So, any questions beyond that, call our CFO.

But because it’s an unusual accounting treatment and it’s unlikely that that will change, some people look through that. And so, on a cash basis in the March quarter, all of this assumes no buy backs. So, certainly a stock buyback – the stock buyback will improve the accretiveness of this transaction.

Now, I’ll preempt a question. Why was it – if a cash deal is less dilutive and we had the cash, why not a cash deal? Well, it takes an agreement between a buyer and a seller to get a transaction done.

And there are motivational and tax reasons for the seller to want equity. And it does show that they’re interested in the future by

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HYSL – 7-03-03 Jeff Rodek Presentation on Brio Acquisition	p. 8

being part of the – by wanting equity. But in the end, we like our relatively low share count. And we have the cash, so we’ll go into the market and we’ll get the shares back down.

I mentioned the cost synergies. We have – we will be co-locating in the Sunnyvale/Santa Clara area either in one building – their building, adjacent buildings, a new building. We don’t want to get specific only because we want the landlords to be very aggressive in making it, but we will be co-located side by side or in a building. But there are synergies there.

We operate on the same back-end systems. They’re on the same version of Oracle for their back-end financials. Same version of Siebel for their CRM. Same development tools. That will make it a very easy switch over and will save us money.

And there will be some redundancy in headcount – in the staffing areas. We are not looking at sales or development as a source for cost savings. There are other areas that we will – the obvious candidates of areas.

And we have announced to both companies that the best talent will stay. So, the cost synergies will come out and it won’t necessarily be all Brio people who will be let go. We will have all those decisions made by close. We’ll be very decisive.

We don’t want any uncertainty on closing; the people that are staying will know they’re staying. The people that are leaving will know they’re leaving. And anyone that’s staying for a partial period will know that.

So, the organization’s set. Plans are set. Provision’s set. Goals are set. People are set. They know who they’re working for and they’re ready to go.

So, to look at the stock repurchase. If we start with 417 million, which is our current cash and investment balance, and we set aside 50 million for the long-term debt we still have – we paid that down as I showed you earlier, substantially. But it’s not liquid and we really can’t get to this.

Our board has always felt we should keep a quarter’s worth of operating expenses around for a rainy day. We’re a cash positive company, but that’s just our reserve.

That leaves available cash of 252 million. We’ve authorized 125 million for the stock repurchase plan. Just, you know, in round numbers it’s 4 million shares, 30 bucks a share and we have that back down. That does not mean it has to be under $30, though. I’m just giving you round numbers.

I’m not saying we wouldn’t buy shares at $30.00 or $25.00. I’m just saying, that we get 4 million shares. We bring the share count back down and we would still have 112 million available, plus the cash we’ll generate in the upcoming year. Plus the cash we bring over from them.

Remember, they have 27 million in cash. The only ongoing obligation, I think, on that end would be- if we vacate their building there’s an ongoing cash commitment that would not be on our income statement, but we’d want to set that aside like we do our 50.

We have a very strong balance sheet even after buying back up to $125 million worth of shares.

Unidentified Participant

[Inaudible] .

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

I said the 27 – I’ve actually kept it off here only to be conservative or else my CFO only wants to count cash that’s in his hands. I’m not really sure. Only a part of that – my thinking is it’s less than half than that – would be needed if we even set it all aside for the cash obligations on their facility.

So, there would actually be some more. So, one way to look at it is we’re taking half the cash and paying it back to them.

Integration. Both companies must continue to operate independently until the close. However, there’s a lot of head start we can get with the OEM agreement in both sales and development. At close, all functional units will report into the new functional areas.

I mean, the organization structure we have, we like it. We’re keeping it. There will be no change. We fold them right in. We pick up some strong units like telesales. We’re very excited about that.

We will continue to market, sell and develop the Brio product line. The Brio name will go away, but their product names we haven’t settled on, but it could well be that Hyperion Intelligence, Hyperion SQR (ph) , Hyperion Metrics Builder.

But those products – we love those products and so we want to keep those products in the marketplace.

There is already some degree of integration between the two products. We’ve been partners in the marketplace for seven years. There is no re-architecting needed for the Brio product line. They already did that with Brio 8 and Metrics Builder.

So, the work ahead is integration work, but it’s not a re-architecting of their products. And these are the three phases we’re looking at. I

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HYSL – 7-03-03 Jeff Rodek Presentation on Brio Acquisition	p. 9

don’t have dates available yet. Our teams are working on this and when we have this information we’ll start releasing it.

But it is in this order. The BI tools with Hyperion applications first. The BI tools with our platform and then single suite for everything fully integrated.

So, to wrap this up, it’s a very exciting opportunity for us in Business Performance Management to extend our lead, filling in a key product gap. Very consistent with our vision, our mission. Very consistent with our financial objectives.

Quickly accretive – especially with buying back the stock. And the validation from all stake holders has been extremely positive in the last week. So, we’re very excited. Questions?

QUESTION AND ANSWER

Unidentified Participant

[Inaudible] .

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

Single source integration. Well, we don’t have all the specifics. We’re working on that. But I’ll tell you what we did with Alcar and that worked and it’s probably a feasible solution that’s being given a heavy look.

And that’s we keep their sales people. We keep them focused on their product line, because what you want to do is hold onto that revenue. Get the operating savings and drive for increased revenue. But you don’t want them focused on selling Hyperion Planning instead of selling what they’re selling. So, keep them focused.

You can give a little bit of extra double-comping. You help to pull them into transactions. They pull us into transactions. You keep them going. So, those units, although they will report into our sales organization, will likely be cohesive units that are focused on doing what they’ve been doing.

Then over time, more and more cross training. You end up in the long-run everybody selling everything. But you phase your way into that, fairly rapidly. And the gating factor is, are we growing that product revenue?

Unidentified Participant

[Inaudible] .

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

OK.     Why aren’t we buying back stock now? We cannot legally buy back stock until the S-4 is filed. So, we cannot go into the market until the S-4 is filed, which is in probably mid-August.

And then there will be probably some dating factor in that we want to make sure it’s going to close. Now, we don’t anticipate any problems, but you never know.

Unidentified Participant

[Inaudible] .

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HYSL – 7-03-03 Jeff Rodek Presentation on Brio Acquisition	p. 10

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

Well, but I wouldn’t necessarily want to go back and buy $100 million worth of stock back and then not have this close. So, we have the cash, but it’s probably unlikely we’ll buy $125 million worth of stock between the filing of the S-4 and September 30, as an example.

Unidentified Participant

But will you buy stock [Inaudible] .

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

We probably will. I mean, we will talk – we will make that public when we are able and then we’ll be more descriptive of our plans at that time. But we will probably enter the market when we can. Yes. Yes, which would be right after the S-4.

OK? So, yes. We want to buy the stock back down.

Unidentified Participant

[Inaudible] .

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

It is our intention – this is not window dressing that kind of shows we believe in our stock and you never see the cash go out the door. This is- this will make this transaction more accretive. We’ve been talking about the value of having income statement leverage like we have for a long time.

All of our employees know it only takes $600,000.00 pretax to drive a penny a share. We like that and we’d like to get back to that and keep it.

The second part of the question again, was?

Unidentified Participant

[Inaudible] .

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

Oh, the charges. Well, the charges with the way the transaction works the facility tax at their facility, that’s all taken care of in the purchase accounting to begin with. That’s not charged.

Unidentified Participant

[Inaudible] .

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

That’s on their end. Unless it’s our employees. So if it’s – the way the accounting rules work, I believe – and Nick, if I’m off the chart, we’ll post something on the Web – but if we vacate our building it’s a charge. If they vacate their building, it’s not.

To Newco’s income statement. If we layoff our people, it’s a charge. If their people are not there after close, it’s all taken care of in the starting point. Are you following me?

Unidentified Participant

[Inaudible] .

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

I don’t have a cash estimate of that. What we have said is ...

Unidentified Participant

[Inaudible] .

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

What we have said is a number of people. We’re working that number and for right now, an area of 5% of the total headcount is a reasonable number. It’s, you know, 100 to 150 people. You know, if it was all out of Brio, which it won’t be, but that would be 20%.

So, it’s a targeted number. Until we really get into the integration we don’t know if it’ll be – what the final number will be. We’ve got, you know, a couple of months to work on that. But that’s a-

Unidentified Participant

But 100 to 150 people?

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HYSL – 7-03-03 Jeff Rodek Presentation on Brio Acquisition	p. 11

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

One hundred to 150 people is a reasonable ballpark. That’s the kind of message we’ve sent to our employees. So, you know, I’m not going to hide a number because you can ask one of our employees. They’ve probably heard it.

We’ve been very straightforward with both employee bases. That to make this work there needs to be cost synergies. We’re not going to have overlap. In the back?

Unidentified Participant

[Inaudible] .

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

Yes, what did we hear after the announcement that led to the stock going down? I think the main things we heard was, one, you know, was this a reactionary measure to Business Objects in Crystal?

Which, A, absolutely not because they’re in a different business. We rarely competed with Business Objects in the past. We will compete with them a bit more, but this is not being done to try to be the leader in BI. It’s to strengthen our position in Business Performance Management. So, I would say that with that transaction it strengthened them as a pure BI player. That’s actually good. I think it’s much clearer to customers now who they go talk to depending on what they wanted to get done.

Second, we might move to a bit more coop-ition, which happens in technology. And third, if we put this together in four days, I’d make more money off the book than I would as being CEO of this company. So, you know, it’s not a reaction.

But it was some – that was a concern. The number one concern was the softness in the North American license revenue. And then – so that was first. Second, integration issues. Anytime a software company acquires another one, there are concerns about integration and we’re confident on this. That was a concern that people raised.

And then third would be is it, you know, we kind of got buried under the big Business Objects and people trying to sort through what was going on. So, I would say that’s the three things.

Unidentified Participant

[Inaudible] .

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

At the next medium term goal we don’t want to stop at 15%.

Unidentified Participant

[Inaudible] .

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

Yes. So, if Brio is a breakeven company now, pro forma, what was holding them back? And what could we do?

Well, number one, in this world the lack of a complete suite holds many software companies back.

Second, financial viability. They were a money losing company. They had been burning cash. That’s a problem in this world. Companies want to buy from software companies who have a suite of interoperable products, a strong vision and the financial wherewithal to have staying power to provide solutions into the future.

So, they had hit a wall, a viability wall, that even though they had new products coming out and very loyal customers, they could not sell to new customers. So, viability, number one.

Number two, I said, if you have – just simple math. If you have $100 million in revenue that we could keep, if we can keep that revenue – even if we don’t grow it – and you can find 12 to 15 million of operating synergies, that’s 12 to 15 on 100, that’s 12% to 15%.

Three, we believe moving the viability, expanding their channel into the market, packaging it into the suite and doing all those good things will hopefully be very revenue accretive.

This is not a cost move on our part to just rip costs out. This is a revenue growth opportunity that has very good profit potential. So, that’s why they had hit a wall. Why they were breakeven. And they’d come a long way from losing a lot of money to breaking even. So, they’d been making progress. But that’s why we think this is a growth story going forward. This is very exciting.

Unidentified Participant

[Inaudible] .

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

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HYSL – 7-03-03 Jeff Rodek Presentation on Brio Acquisition	p. 12

Yes, the question is, did we talk to customers after the announcement and are they – what are they telling us about Brio?

Well, first of all, we talked to customers before we bought them. We did very deep due diligence. We also spoke with industry analysts and we hired industry analysts to do some independent research for us.

So, we did a lot of poking around and nosing around and asking questions and that’s what we heard. It’s a great product. Very innovative. Extremely easy to use. End users love it. The new products are very exciting and being adopted.

Brio 8 was just launched in March, but we talked to some of the early adopters. Very positive remarks, but the concern was, this company can’t make it on their own. Who’s going to buy them? And they were elated that we bought them.

So, that’s what we heard. I’m not just, you know, that’s what we heard and that’s very positive for us.

Unidentified Participant

[Inaudible] .

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

Did I hear about companies not wanting to spend? Separate from all that I’m saying is the overall capital spending environment, which remains difficult...

Unidentified Participant

[Inaudible] .

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

Well, first of all, their spending intentions regarding Brio product, what have we heard in the four days since – two of which I’ve been out on, three of which I haven’t been in the office. So, you know, we’re hearing that this is very exciting. We would expect people to start growing (ph) .

Even when they had a customer. They might have been in a big part of a customer and had trouble getting into another part of the customer for viability. So, you know, we are very optimistic.

We are realistic, but we’re optimistic that eliminating financial liability – including this comparable way as part of a Business Performance Management suite of solutions where you can start anywhere and grow with Hyperion. Enabling us to take Business Performance Management to our customer base of over 6,000 people and into new customers from the boardroom to the front line to every corner of the organization touching tens of thousands of people is a very powerful opportunity and we hope to manifest that opportunity. Yes?

Unidentified Participant

[Inaudible] .

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

OK.     I’ll start backwards and go forward. First of all, it’s like asking Mrs. Lincoln, aside from the assassination, how do you like the play? OK? This is very different.

It’s not – instead of Standford/Sunnyvale we are four minute drive at speed limit apart. Second, there’s complete vision lock between the companies. Third, I’m the most tenured in position of the executive team of Hyperion.

Third, this was an acquisition, not a merger of equals. Four, there’s no overlap – very little overlap of product. Five, our company has a very explicit vision statement, mission statement, purpose for being and goals that don’t change under this.

The organization – six, the organization structure. So, that’s six and I can – this is like, you know, that was then. This is now. This is very different. So – and plus, been there. Done that. I watched it as a board member. That’s why I’m here if my position opened up. So, don’t intend to do that again.

They also learned – someone asked – they also learned how ugly it can be if you’re not decisive, clear on the front-end with their merger. So, yes. I understand that people raise the question. To me, most of my exec. team weren’t even around. We spent a lot of time, actually, before this- We talked to the Brio employees about this.

We spent a couple of hours one night – the exec. team a couple of weeks before the announcement. And we said, you know, we’ve all been acquired. We’ve all acquired. We’ve had good experiences. We’ve had bad experiences.

We went and just shared the best practices and worst practices. And we have a set of principles for this acquisition that we’re keeping near and dear. So, I’m confident. I’m not cocky about it, but I’m confident.

Second, yes, there were stock options issued a couple of years ago through the executive team that vest faster than normal time if we hit either stock price goals – beginning and average – or operating

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HYSL – 7-03-03 Jeff Rodek Presentation on Brio Acquisition	p. 13

margins. Off the top of my head, I thought it was closer to 12.5 or 13. I’ll get.

Unidentified Participant

[Inaudible] .

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

It’s 12. Are you sure?

Unidentified Participant

[Inaudible] .

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

No, I’m not going to say – I knew the $35.00 begin/end in average. And it’s – it’s 12.

Unidentified Participant

[Inaudible] .

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

Yes, so they have two triggers. There’s no change in that. We set that number when we were losing money. So that was – we wanted to get the 10% medium term. We needed you to move to 15. I thought we’d put our money where our mouths are and say, look, folks. There’s some financial incentive.

There’s no change in that. In fact, if I had my druthers now, I’d change it to like 15. But don’t tell my staff that. I’m being Webcast. My God! OK, so, there’s no change to that! We also need to get shareholder approval, right? Because you can’t change plans. So, just joking out there.

And then we – no, we had the best quarter ever for Hyperion Planning. So, I don’t see anything in – if you’re looking at the North American license revenue, the last thing I would point to is Hyperion Planning. It’s growing and growing. It’s a great product. And, you know, we enjoy the fight with Cognos on Planning.

So, no, no, no. I would say that’s a strong area for us getting stronger.

Yes?

Unidentified Participant

[Inaudible] .

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

It will all come out in public. Well, I would say this last process is in the neighborhood of four months from a phone call that I made to the signing.

Unidentified Participant

[Inaudible] .

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

Difference in our sales point. The sales force in there isn’t touching the client. Well, actually, it’s again, very similar now in that they just changed in the June quarter is one of the reasons that Craig, their CEO, mentioned he thought he might have made a few changes he shouldn’t have made in their June quarter.

But they changed from a territory assignment to a named account. Major account, same as we have. So, the way they do it is similar to us in terms of named accounts, account plans and working those plans.

The touch point is more likely in finance for us. Not exclusively, but finance into the decision support area and IT. And their approach would be more to an end user in any part of the company – sales, marketing, HR, and then they work with IT. Then they work with finance to get the deal approved.

So, they – their touch point in an organization is generally in a different part of the organization. So, that’s – we’re very excited about that.

Telesales is a big – telesales is a big strength of theirs. I’ve heard that from many, many areas. We’re very excited to bring that strength into Hyperion. It’s not only the nature of the products they have, but they just have some very good people well managed in telesales.

And because they’re selling tens of thousands of seats into an organization, selling additional seats and you’re selling easy-to-use products. And at the end user, telesales is much more effective than trying to sell a financial consolidation application via telesales. I mean, other than a little prospecting, you’re not going to get very far. So, it’s the nature of their products. It’s IP users that make them much stronger in telesales than we are so that’s a big plus for us.

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HYSL – 7-03-03 Jeff Rodek Presentation on Brio Acquisition	p. 14

No, the department heads – from my understanding, they’re calling right into the business users, not purchasing. Now, they might be calling purchasing to deal with additional seats, but they’re calling the business users. They appeal to the business users.

Some of you that have known me a while know that one of the areas that I’ve not been extremely proud of is the way we show. Our demos have generally not been as strong as the competition. Brio can come in – even if they’re late into a bid. What they can do with a proof of concept and initial demo – they’re killer. So, that and telesales is a big positive for us.

Unidentified Participant

[Inaudible] .

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

OK. Yes, we’ve been talking and we’ve already done it. We moved our consulting out to push more to our partners. And in response, we not only have a better partnership, but they’re also driving up our indirect license revenue, which is good and profitable.

Our consulting mix – and we’re at where we want to be now. And as you see in the June quarter, consulting’s starting to grow again, but it’s growing in equilibrium and concert with our business.

So, we are actually a little more consulting heavy than Brio because their products are – I don’t want to say, just pop out of the box – but they’re so easy to use. They don’t sell the big applications.

So, we’re more consulting – we have a higher percentage of revenue in consulting than they do.

Unidentified Participant

[Inaudible] .

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

Yes, well, we – Microsoft has declared that they want to move into pure reporting. And certainly a lot of people speculate that the reason Crystal did not IPO is they were getting – there was too much headwind against Microsoft who was not only declaring they were going to compete with them, but they’re one of their bigger OEM partners. One of Crystal’s big OEM partners is Microsoft. So, that’s kind of an awkward marriage.

If you look at all of the companies in either Business Performance Management or BI – first of all, if you’re in the software business you keep your eye on Microsoft, right? You’re foolish if you don’t.

If you lie awake in a cold sweat every night about Microsoft, you’re probably not focused on your business.

If you look at all of the companies either in Business Performance Management or BI and you say, well, who would be most at risk if Microsoft launches in the next several years a low end reporting tool, I would say, we’re the least impacted by far. We are a Business Performance Management company that is applications led and platform supported. We’ve been saying for about a year now that the power of reporting is about 15% to 20% of the value proposition that we offer.

It’s not the main thing we do. We’ve wanted to do it better and we’ve been working on our own products to do it better. We’ve been working on improving the OEM relationship with Crystal better. Now, the Brio acquisition will make it much, much better.

But it’s start part of the Business Performance Management solution. So, that’s that end of it. Then the other end is on the platform side with their OLAP product. And you know, certainly, from a seed basis they’re gaining share because, people will install it if it’s free. But I think the strength of our platform has held up quite well.

I think Brio will give us a shot of steroids. So, it will really help our platform, which includes Essbase and query reporting and partner development tools, as well as visualization tools. So, our platform becomes much stronger with Brio.

Unidentified Participant

[Inaudible] .

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

Yes, it’s published. One of the things that our company does is we publish all the key statistics with two years of history. The mix in the – of license revenue was 54% applications, 46% platform in the June quarter. Yes?

Unidentified Participant

[Inaudible] .

Jeffrey Rodek – Hyperion Solutions Corporation – Chairman and CEO

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HYSL – 7-03-03 Jeff Rodek Presentation on Brio Acquisition	p. 15

We cannot – under the terms of our agreement with Crystal, we’re not allowed to share either the terms or the volume. So, I cannot. But you can, you know, the dollar – the royalty that we pay them is in our cost of software. So, you can – it’s not the only thing that’s in there, so you can come up with ranges.

It was improving. It was growing. As far as what I think of that acquisition – I have a lot of respect for both companies. It’s not a surprise at all. It’s a big acquisition that’s very grow-able. It will have its obvious challenges and I don’t need to bring those up.

On the other hand, I’m not surprised, because if you look at conversations I’ve had with Bernard (ph) and his public statements in press releases, they have clearly stated they do not want to be a Business Performance Management company. That to do what they call enterprise performance management, they want to partner. They do not want to be in the applications business.

And I think he saw it as, if we’re going to stay a pure BI, which is generally regarded as query and report, company, then we need scale. And if you’re going for scale, you try to buy the biggest related buddy that you can. If you’re buying scale.

So, he has stated that there’s very little product overlap. I was confused by that, but he knows more about his business than I do. So, that I don’t know. But, you know, we’ll see. I don’t see that as having an impact on our business.

We will compete a bit more often with Brio than we did without it. But I mean, it was on the fringes before and they’re not in our cross hairs. Cognos and creating the category is what we’re all about.

That’s kind of my comments. And I wish them the best of luck and they’ve got their challenges and we’re focused on Business Performance Management, not BI.

Any other questions? OK, well, thank you very much. I want to thank our Webcast audience, as well. We’re very exciting about the opportunities and looking out into the future, and thanks for joining us on today’s lunch and today’s Webcast. Thank you.

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HYSL – 7-03-03 Jeff Rodek Presentation on Brio Acquisition	p. 16